        STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                                     American Radio Systems Corporation

                                                 EXHIBIT 12

         The following table reflects the computation of the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated.  (In thousands, except ratio data)


                                                          Three Months         Three Months        Nine Months         Nine Months
                                                             Ended                Ended               Ended               Ended
                                                          September 30,        September 30,       September 30,       September 30,
                                                              1996                 1997                1996                1997
                                                              ----                 ----                ----                ----
Computation of Earnings:
Income (loss) from continuing operations before
  extraordinary  loss and income taxes...........         $       2,459           $    (725)       $       5,650          $  (1,402)
Add:
Interest expense (1).............................                 6,254              16,838               15,217             40,074
Rent expense (2).................................                   372                 816                  800              1,958
                                                          -------------           ---------        -------------          ---------
Earnings as adjusted.............................                 9,085              16,929               21,667             40,630
                                                          =============           =========        =============          =========

Computation of Fixed Charges:
Interest expense (1).............................                 6,254              16,838               15,217             40,074
Rent expense (2).................................                   372                 816                  800              1,958
Preferred dividends..............................                 2,433               8,479                2,567             22,770
                                                          -------------           ---------        -------------          ---------
Fixed charges....................................                 9,059              26,133               18,584             64,802
                                                          =============           =========        =============          =========

Ratio of earnings to combined fixed charges (3)                    1.0x               -----                1.17x              -----



-----------------------------------

(1) Interest expense includes amortization of deferred financing costs.

(2) Rent expense fixed charge is assumed to be 30% of gross operating rent charges.

(3) Earnings were insufficient to cover fixed charges for the three and nine months ended September 30, 1997 by approximately $9,204 and $24,172, respectively.

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